Brian D. Paulson
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October 18, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Derby, Staff Attorney

Re:	Khosla Ventures Acquisition Co. II

Registration Statement on Form S-4

Filed July 20, 2021

File No. 333-258033

Dear Mr. Derby:

On behalf of our client, Khosla Ventures Acquisition Co. II (the “Company” or “KVSB”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated October 15, 2021 (the “Comment Letter”) with respect to Amendment No. 3 to the Company’s registration statement on Form S-4 filed with the Commission on October 12, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing an amendment to the Registration Statement (“Amendment No. 4”).

October 18, 2021 Page 2

For your convenience, we have reproduced the Staff’s comments exactly as set forth in the Comment Letter in bold face type below, and set forth below each such comment is the Company’s response. Page numbers and captions referenced in the responses refer to Amendment No. 3 unless otherwise stated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3.

Amendment No. 3 to Form S-4 filed October 12, 2021

Nextdoor’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 222

1.

We note that your revised disclosures includes the percentage of revenue that your five largest verticals represent, and you state that the remainder of the revenue comes from a wide range of other verticals. We also note your disclosure that for the six months ended June 30, 2021, no such vertical of customers that procured ads through your sales force contributed more than 10% of revenue. Please revise your disclosure to clarify if any verticals within the entire remainder of revenue represent 10% or more of your total revenue. Please also make clarifying changes to the other periods discussed. If you do not track this information, please disclose this. Please also revise your disclosures to clarify that you have not historically tracked the amount of revenue generated by large brands, small businesses using neighborhood sponsorships and local deals and public agencies, and the reasons why, as you have discussed in your response.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 223 to 224 of Amendment No. 4.

October 18, 2021 Page 3

Financial Statements – Khosla Ventures Acquisition Co. II

Notes to Financial Statements

Note 4 Related Party Transactions Class B Common Stock

Class B Common Stock, page F-15

2.

We note your response to prior comment 7 regarding the Class B shares and the related embedded conversion feature. Please tell us in more detail how you concluded the embedded conversion feature possessed equity characteristics, such that it is considered clearly and closely related to the host contract. To the extent you believe the feature that converts all Class B common stock into shares of Class A common stock at a ratio that is based on the number of Class A common stock issued and outstanding following the business combination is similar to an anti-dilution feature, please explain how the feature maintains the relative position of the Class B shareholder immediately before the business combination and after the business combination.

Response:

The Company respectfully acknowledges Staff’s comment and notes that pursuant to the provisions of ASC 815-15-25-1, an embedded derivative shall be separated from the host contract and accounted for as a derivative instrument pursuant to Subtopic 815-10 if and only if all of the following criteria are met: (a) the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract; (b) the hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur; and (c) a separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of Subtopic 815-10. The central provision of ASC 815-15-25-1 that applies to bifurcation is whether the risks and economic characteristics of the embedded derivative and the host contract are closely related or not.

October 18, 2021 Page 4

The clearly and closely related evaluation generally refers to analysis of the economic characteristics and risks of the embedded option and the host contract. The concept of “clearly and closely related” is not specifically defined in the guidance but is discussed generally in ASC 815-15-25-18 thru 25-54. In essence, if the underlying driver(s) of value of the embedded option are the same as the host contract, then they are considered clearly and closely related.

Most commonly, the economic characteristics and risks of a conversion option embedded in an equity host are considered clearly and closely related since the valuation of the conversion option as well as the equity host are driven by the underlying common stock into which the shares convert (Class A shares).

The Company believes that the embedded derivative (conversion option) are clearly and closely related to the host contract (Class B shares) because both the Class B shares and the Class A shares into which the Class B shares are convertible are residual interests in the entity.

The Company’s Class B shares by their nature are equity host as they possess the characteristics of ownership in the Company, including the rights to vote, right to participate in the losses and income of the Company, and no creditor rights. Class B shares have embedded feature which allows Class B shares to be converted to Class A shares upon consummation of the initial business combination. The conversion feature embedded in Class B shares appears to be a strong indicator that the host contract is more akin to an equity as the economic return of these shares are tied to the successful completion of a business combination. In other words, Class B stockholders return of and on capital is highly dependent on an exit through business combination. Further, the conversion option is for Class A shares, which after a business combination will represent an equity ownership interest in the Company. After the business combination, the Class A shares are not redeemable, include a right to vote, a right to participate in the losses and income of the Company, and include no creditor rights. The Class B shares represent an equity host that contain an embedded feature that contingently permits the holder to convert their interest into an equity instrument of the Company.

An embedded equity-linked component is generally considered clearly and closely related to an equity host. The values of the host instrument as well as the embedded conversion option are both primarily influenced by the price of the Company’s Class A shares, the Company’s financial performance, and the performance of equity markets in general rather than factors that influence pricing of debt instruments. As a result, the Company concluded that the conversion feature was clearly and closely related to the equity host and hence should not be bifurcated.

October 18, 2021 Page 5

The Company also believes that the feature that converts all Class B common stock into shares of Class A common stock at a ratio that is based on the number of Class A common stock issued and outstanding following the business combination (not including shares issued to the target stockholders in the business combination) is similar to an anti-dilution feature as it maintains the sponsor economics at a rate that would remain constant as of immediately prior to the issuance of shares to a target in a business combination. However, the Company would also note that this issue is only relevant when evaluating whether the embedded conversion option is a derivative or whether it qualifies for a scope exception from the derivative literature (e.g., indexed to the Company’s own stock and classified in stockholders’ equity) in accordance with ASC 815-15-25-1.c. Since the Company concluded that the embedded conversion option is clearly and closely related to the host contract and did not meet the criteria in ASC 815-15-25-1.a., the Company did not believe it is necessary to further evaluate ASC 815-15-25-1.b. and 1.c., as an embedded derivative must meet all three criteria in ASC 815-15-25-1 to be bifurcated from the hybrid host contract.

Very truly yours,

/s/ Brian D. Paulson
Brian D. Paulson of LATHAM & WATKINS LLP

cc:	Larry Spirgel, Office Chief

Stephen Krikorian, Accounting Branch Chief

Laura Veator, Senior Staff Accountant

Jan Woo, Legal Branch Chief

Peter Buckland, Chief Financial Officer of Khosla Ventures Acquisition Co. II

Jim Morrone, Latham & Watkins LLP

Cynthia C. Hess, Fenwick & West LLP

Ethan A. Skerry, Fenwick & West LLP

Ran D. Ben-Tzur, Fenwick & West LLP

Michael S. Pilo, Fenwick & West LLP

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